Exhibit 10.4

SPONSORED RESEARCH AGREEMENT

This Research Agreement (the “Agreement”), is made on June 28, 2022 by and between (1) Acesis BioMed Plc a corporation organized under the laws of England,having its registered office at 15 Ingestre Place, London W1F 0DU, United Kingdom, and its wholly-owned subsidiary Acesis Biomed US, Inc. a corporation with a place of business at 9233Park Meadows Drive Suite 108, Lone Tree, CO 80124 USA (together “Sponsor or Company”), and (2) University Of Southern California, a California non-profit public benefit corporation, duly constituted, having its principal place of business at Departmentof Contracts and Grants, 3720 South Flower Street, 3rd Floor, Los Angeles, CA 90089-0701 and represented by its duly authorized representative, as declared (hereinafter referred to as “USC”). Within this Agreement, USC and Sponsorshall be collectively referred to as the “Parties” and the term “Party” shall refer to either of them as the context permits.

RECITALS

WHEREAS, the “Research Project “Assessment of bioactive peptides on male hypogonadism and associated diseases” as described in Exhibit 1, which is attached hereto and incorporated herein by reference and contemplated by this Agreement is of mutual interest and benefit to USC and to Sponsor, will further the instructional, scholarship and research objectives of USC in a manner consistent with its status as a non-profit educational institution, and may result in benefits for both Sponsor and USC through inventions, improvements and discoveries;

WHEREAS Dr Vassilios Papadopoulos, D.Pharm., Ph.D., Dean, School of Pharmacy, John Stauffer Dean’s Chair in Pharmaceutical Sciences, Professor of Pharmacology & Pharmaceutical Sciences at USC has prepared the Research Project proposal included in Exhibit 1 and he is interested in supervising and performing the research activities of the research project using Sponsor Supplied Materials (as defined below)

WHEREAS the Sponsor owns and controls innovative technologies and compounds for the treatment of hypogonadism and related co-morbidities as described in patents PCT/CA2014/050467 (Therapeutics for The Induction of Endogenous Steroidogenesis and Methods Associated with Their Identification) and PCT/CA2019/051559 (Testosterone-Inducing Peptide Compounds And

Associated Combinations) (the “Patents”)

WHEREAS Sponsor, which specializes in the research and development of biopharmaceuticals toward commercialization, is interested in providing compounds as described in the “Patents” and financial resources to USC as a contribution to the performance of the Sponsored Research, in consideration for exclusive rights to commercially exploit the results of the ”Research Project or Project” in accordance with the terms and conditions of the Agreement (as defined hereafter);

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.       DEFINITIONS

1.1.	“Admission” means the admission of the issued share capital of Acesis Biomed Plc to trading on the AIM market operated by the London Stock Exchange Plc

1.2.	“Background IP” means any and all Intellectual Property that is (i) owned or controlled by a Party as of the Effective Date; or (ii) made, conceived, developed, created or reduced to practice, outside of the scope of this Agreement by a Party, its employees, officers, directors, subcontractors, consultants or any other person acting on behalf of the Party; or (iii) acquired by a Party during the Term of this Agreement, other than by joint acquisition or ownership with another Party.

1.3.	“Commercial Purpose” means (i) the sale, lease or other transfer of the Project Compound, Derivatives and/or Modification(s) to a for-profit organization; or (ii) use of the Project Compound, Derivatives and/or Modification(s) by any organization, including the USC, to screen compound libraries or to produce or manufacture products for general sale; or (iii) to conduct research activities that result in any sale, lease, license or transfer of the Project Compound, Derivatives and/or Modification(s) to a for-profit organization; or (iv) any activity which commercially exploits the Project Compound, Derivatives and/or Modification(s).

1.4.	“Commitment” means the financial payment made by Sponsor to USC as specified in Exhibit 2 included in this agreement

1.5.	“Effective Date” means the date on which Admission occurs

1.6.	“Company Background Intellectual Property” shall mean all Background IP owned or controlled by Sponsor and used in the performance of the Research Project, including the Project Compounds provided to USC by Sponsor.

1.7.	“Confidential Information” shall have the meaning ascribed to it in Section 10 of this Agreement.

1.8.	”Copyrightable Material” means any material or other property that is or may be copyrightable or otherwise protectable under Title 17 of the United States Code.

1.9.	“Derivative” means a functional subunit of the Project Compound.

1.10.	“Intellectual Property or IP” shall mean all information, know-how, ideas, compounds, developments, improvements, combinations, formulations, materials, compositions of matter, methods of use, methods of treatment, processes, technical information, prototypes, specifications, patterns, drawings, algorithms, products, processes and protocols, methods, tests, Inventions, Copyrightable Material, and other intellectual property that is, in each of the foregoing cases, protectable under United States law, as well as any patent rights (whether registered or unregistered), copyrights, design rights, database rights and all other intellectual property rights of any nature whatsoever protecting such IP.

1.11.	“Invention” means any discovery that is or may be patentable or otherwise protectable under Title 35 of the United States Code

1.12.	“Project Intellectual Property” means any and all Intellectual Property conceived and first reduced to practice, in the case of Inventions, or developed, created or made, in the case of all other Intellectual Property, in each case by a Party, its employees, students, officers, directors, subcontractors, consultants or any other person acting on its behalf under this Agreement , and solely relating to the Research Project but not including Improvements or Results.

1.13.	“Improvement” means Project Intellectual Property that comprises any modification of a Project Compound for use of the Project Compound in male low testosterone indications as described in the Patents or a modification to a method of manufacture described in the Patents for use of a Project Compound for low testosterone indications. For clarity, Improvement does not include modifcations to or new methods of manufacture or use of a Project Compound for indications other than male low testosterone and hypogonadism.

1.14.	“Joint Project Intellectual Property” means all Project Intellectual Property made jointly by USC personnel and Sponsor personnel, or made solely by Sponsor personnel using USC facilities, resources, equipment, or funds.

1.15.	“Modification” means substances created by USC that contain or incorporate the Project Compound in whole or in part.

1.16.	“Noncancellable Obligations” means noncancellable obligations, including noncancellable graduate fellowships and appointments called for or incurred for the Project that are incurred through the effective date of termination.

1.17.	“Progeny” means an unmodified copy of the Project Compound.

1.18.	“Project Compound” or “Sponsor Supplied Material” means a Sponsor proprietary peptide(s) claimed in the Patents, which peptide(s) is provided to USC by Sponsor for use in the Research Project.

1.19.	“Research Project” or “Project” means the description of Research project form attached hereto as Exhibit 1 with associated overall timelines as per Exhibit 3, which are incorporated herein by this reference.

1.20.	“Results” means all data, findings, conclusions, analysis, and results generated under the Research Project. Results does not include Project Intellectual Property.

1.21.	“Sponsor Project Intellectual Property” means all Project Intellectual Property made solely by Sponsor personnel without the use of USC facilities, resources, equipment, or funds.

1.22.	“USC Background Intellectual Property” shall mean all Background IP owned or controlled by USC and may be used in the performance of the Research Project.

1.23.	“USC Project Intellectual Property” shall mean all Intellectual Property made solely by USC personnel.

2.	GENERAL CONTACT INFORMATION

USC:

Research Administration

Department of Contracts and Grants

3720 S. Flower Street, Third Floor

Los Angeles, CA 90089-0701

Attn: Jean Chan, Associate Director

tel# (213) 821-7134

email: jeanbcha@usc.edu

Principal Investigator

Dr Vassilios Papadopoulos

Health Sciences Campus

1985 Zonal Ave.

Los Angeles, CA 90033

email: vpapdop@usc.edu

Sponsor:

Dr Costas N. Karatzas,

CEO Acesis Biomed

US Inc.,

9233 Park Meadows Drive Suite 108,

Lone Tree, CO 80124 USA

tel# 514-497-6064

email: ckaratzas@acesisbio.com

Notwithstanding the general contact information above, any notices shall be provided as set forth in Section 20.5 of this Agreement.

3.	RESEARCH PROJECT

3.1.	USC shall use reasonable efforts to perform the research set forth in the Project outlined in Exhibit 1, in accordance with the terms and conditions of this Agreement and USC’s Code of Ethics.

3.2.	The Research Project details the research to be undertaken, aims and the Budget as described in Exhibits 1 & 2.

3.3.	USC and Sponsor will collaborate on the Research Project. Any update or amendment to the Research Project will be agreed between the Parties in writing, such amendment to be appended to Exhibit 1 and made part of this Agreement.

3.4.	Nothing in the Agreement shall be construed to limit the freedom of USC or USC personnel, whether participants in this Agreement or not, from engaging in similar research inquiries made independently under other grants, contracts or agreements with parties other than Sponsor.

3.5.	Sponsor hereby grants to USC a non-exclusive, worldwide, perpetual, royalty-free license to use any, information, supplies, or other support Sponsor supplies to USC in furtherance of this Agreement and solely in connection with the Research Project (“Sponsor Supplied Material”).

3.6.	Sponsor represents and warrants to USC that: (a) Sponsor owns the SponsorSupplied Material allowing Sponsor to provide it to USC, and (b) the best of its knowledge nothing contained in the Sponsor Supplied Information, nor the exercise of the rights granted to USC infringes upon the proprietary rights of any third party or violates any agreement between Sponsor and any third party.

3.7.	It is expected that the Research Project contemplated herein shall continue for a period of two years from the Effective Date of this Agreement as set out in the Overall Timelines attached hereto as Exhibit 3. At the end of such period, the parties hereto will evaluate the progress of the Research Project and shall jointly make an overall assessment thereof including a recommendation as to the necessity or desirability of a further research study relating to the Research Project. The Research Project may be extended by the mutual written consent of USC, Principal Investigator and Sponsor.

4.	SUPPLY AND USE OF THE SPONSOR SUPPLIED MATERIALS

4.1.	Sponsor shall furnish Project Compounds to USC, free of charge on or after the Effective Date solely for use in the Research Project and for the Research Project.

4.2.	USC shall not distribute, transfer, disseminate, duplicate or release the Sponsor Supplied Materials to any person other than laboratory personnel under Dr Papadopoulos’s supervision, and shall ensure that no-one will be allowed to take or send Sponsor Supplied Materials to any location other than the USC’s premises, unless the prior written permission is obtained from Sponsor. USC shall not reverse engineer the Project Compound, or in any way analyze the Project Compound for the purpose of determining the structure, sequence, chemical makeup, or composition of the Project Compound.

4.3.	The Project Compound is not intended for use in humans, and USC agrees not to conduct any research in humans without the advance written consent of Sponsor.

4.4.	The Project Compound shall not be used by USC for any commercial use or commercial purpose. The Project Compound may be used in combination with other pharmaceutically active agents known for their actions in low testosterone treatment or hypogonadism

4.5.	The Sponsor Supplied Materials and all Intellectual Property covering the Sponsor Supplied Materials are, as between the Parties, the sole property of Sponsor. Any substance created by USC during the term in the performance of the Research Project that is (i) a Derivative, (ii) Progeny or (iii) that portion of a Modification created by USC that contains or incorporates a Derivative or Progeny, shall form part of the Sponsor Supplied Material and shall be solely owned by the Sponsor.

5.	FUNDING AND PAYMENT SCHEDULE

5.1.	Sponsor desires to fund and support the Research Project as it relates to the activities conducted at USC. Accordingly, in consideration of the obligations incurred by USC hereunder, Sponsor agrees to pay to USC the amount of Eight hundred twenty two thousand one hundred and sixteen USA Dollars (USD $822,116) (the “Funding Amount”), which includes institutional overhead costs, as detailed in the Budget attached hereto as Exhibit 2. USC and Principal Investigator acknowledge that the Funding Amount is allocated for the Term of this Agreement only or as otherwise agreed upon in writing by all parties.

5.2.	Payment shall be made by Sponsor according to the following schedule:

1.       $ 75,000 within fifteen (15) days after the Effective Date

2.	$ 88,389.50 for each eight (8) quarterly installments with USC for a total of $ 707, 116

3.       $40,000 dollars upon submission of the final report

5.3.	All invoices shall be submitted to Sponsor by USC in United States dollars (USD). The USC declares that the services that are provided under this Agreement are not taxable. In the event that Sponsor disputes any invoiced amounts, in good faith, the Parties shall work together in good faith to resolve such disputes in an expeditious manner.

USC shall only be permitted to change the Budget without approval to a maximum of 25% of the Funding Amount without the prior approval of the Sponsor. Revisions that exceed the permitted 25% increase shall require the prior, written agreement of Sponsor. Notwithstanding the foregoing, the Parties agree that the total budget under this Agreement shall not exceed $822,000 USD, nor shall USC deviate from the research objectives as set out in Exhibit 1 without the prior written approval of Sponsor.

5.4.	Checks shall be made payable to the University of Southern California and sent to: University of Southern California Sponsored Projects Accounting 3500 S. Figueroa Street, Suite 102

Los Angeles, CA 90074-8001 ATTN: Cindy Lee, Manager

6.       TERM/TERMINATION

6.1.	This Agreement is entered into onto the date at the beginning of it but shall take effect, subject to and conditional upon, Admission and shall commence on as of the Effective Date and continue until completion of the Research Project and delivery of the final report to Sponsor. The Parties anticipate to require two (2) years to complete the Research Project as set out in Exhibit 1 until unless earlier terminated pursuant to this Section. This Agreement shall not be effective until it is executed by both parties.

6.2.	This Agreement may be terminated by either party upon thirty (30) days prior written notice to the other party if either party determines, in its discretion, that Project is no longer academically, technically, or commercially feasible. Upon receipt of such notice of termination, USC shall exert its reasonable efforts to limit or terminate any outstanding financial commitments for which Sponsor is to be liable. Sponsor shall reimburse USC for all costs incurred by it for the Project, including without limitation, all Noncancellable Obligations.

6.3.	In the event a Party commits a material breach of this Agreement, the other Party may provide written notice of the breach and shall provide ten (10) business days within which to remedy the breach. If Sponsor fails to remedy the breach within such period, the Agreement automatically shall terminate upon the expiration of the ten (10) day cure period. In such an event, Sponsor shall not later than thirty (30) days after such termination, pay to USC any outstanding amounts remaining to be paid, including any Noncancellable Obligations incurred by USC through the date of termination. Sponsor’s payment under this Section 5.2 does not preclude USC from pursuing any other remedies under law or equity, which shall be in addition to the remedy specified in this Section 6.

6.4.	In the event of termination or expiration of this Agreement: (i) Sponsor shall promptly return to USC all USC Confidential Information in Sponsor’s possession or control and submit a final report.
(ii) USC shall promptly return to Sponsor all Sponsor Confidential Information in USC’s possession or control, (iii) Sponsor shall pay all costs accrued by USC through date of termination and (iv) each party shall provide to the other party a written statement certifying that it has complied with the foregoing obligations. Unless explicitly provided for in the Agreement, all rights, benefits and licenses granted to Sponsor or USC under this Agreement shall terminate upon termination or expiration of this Agreement.

6.5.	The provisions and obligations of Sections 6, and 9-14 shall survive notwithstanding the expiration or termination of this Agreement.

7.       REPORTS AND CONSULTATION

7.1.	During the term of this Agreement, Sponsor’s representatives may consult informally with Principal Investigator regarding the Research Project and expenses, both personally and by phone, and Principal Investigator shall be reasonably available for such discussions during regular business hours. It is also understood that the Principal Investigator will be reasonably available to discuss about the Research Project during interviews or investor meeting or chairing meetings of Sponsor’s Scientific Advisory Board or participating in Sponsor’s Board of Director meetings always in compliance with the USC conflict of interest guidelines for USC Faculty members.

7.2.	Principal Investigator, in collaboration with Sponsor shall be issuing written reports to Sponsor concerning the Results , including a list of all Inventions(“Reports”).

8.       TRADEMARKS

8.1.	Neither party shall use the name, trade name, trademark or other designation of the other party or its affiliates in connection with any products, promotion or advertising without the prior written permission of the other party.

9.       PUBLICATIONS

9.1.	Principal Investigator shall have the complete freedom to publish or present the results of the Study and any background information provided by Sponsor withpermission to publish, that Principal Investigator desires to include in any publication or presentation. Prior to submission for publication or presentation, USC will provide Sponsor forty-five (45) days for review of a manuscript, only for the purpose of determining if Sponsor desires to file for patent protection and for verification that such publication contains no Confidential Information of Sponsor. If requested in writing, and with reasonable justification, USC and Principal Investigator will withhold such publication for up to an additional sixty (60) days from receipt of request from Sponsor to allow for filing of a patent application. Expedited reviews for abstracts, poster presentations or other such presentations will be granted by Sponsor to USC and Principal Investigator in good faith.

10.       CONFIDENTIAL INFORMATION

10.1.	During the course of this Agreement, the parties may provide each other with certain information, data, or material in writing which the disclosing party has clearly marked or identified in writing as confidential or proprietary in nature or if orally disclosed, reduced to writing by disclosing party within thirty (30) days of disclosure (“Confidential Information”). The receiving party shall receive and hold Confidential Information in confidence and agrees to use its reasonable efforts to prevent disclosure to third parties of Confidential Information in the manner the receiving party treats its own similar information, but in no case less than reasonable care shallbe exercised by the receiving party. Except as required by law or with permissionfrom disclosing party, receiving party will not disclose Confidential Information for a period of three (3) years from the end of this Agreement, except in furtherance of this Agreement.

10.2.	The receiving party shall not consider information disclosed to it by the disclosing party as Confidential Information such information which: (a) is now public knowledgeor subsequently becomes such through no breach of this Agreement; (b) is rightfully in the receiving party’s possession prior to the disclosing party’s disclosure as shown by written records; (c) is disclosed to the receiving party by an independent thirdparty who, to the best of the receiving party’s knowledge, is not under an obligation of confidentiality for such information to the disclosing party;(d) is required to be disclosed by law; or (e) is independently developed by or for the receiving party without benefit of Confidential Information received from the disclosing party asshown by written records. Notwithstanding the foregoing, USC shall have the right to disclose Sponsor’s Confidential Information to its employees and students who havea “need-to-know” purpose for the conduct of the Study and who agree to be bound bythe confidential terms of this Agreement.

10.3.	Each party acknowledges that the Confidential Information of the other party isowned solely by such party, and that the unauthorized disclosure of such information may cause irreparable harm and significant injury, the degree of which may be difficult to ascertain. Accordingly, each party agrees that the other party will have the right to seek an immediate injunction enjoining any breach of this Agreement, as well as the right to pursue any and all other rights and remedies available at law or in equity for such breach.

10.4.	Any Confidential Information disclosed by either party to the other shall be in writing and clearly identified as confidential at the time of disclosure, or if orally disclosed, will be reduced to writing by the disclosing party within thirty (30) days and a copy provided to the receiving party.

10.5.	Neither party shall have any obligation of confidentiality with respect to any portions of such Confidential Information which:

10.5.1	is, or later becomes, generally available to the public by use, publication or the like, through no fault of the receiving party; or

10.5.2	is obtained from a third party who had the legal right to disclose the same; or the receiving party already possesses, as evidenced by its written records, predating receipt thereof from the disclosing party.

11.       INTELLECTUAL PROPERTY RIGHTS

11.1.	Background IP: Notwithstanding anything to the contrary set forth herein, each Party retains all of its rights, titles and interests in its Background IP. For clarity, Sponsor Background IP includes but is not limited to the Sponsor Supplied Materials). Each Party hereby grants the other Party a limited non-exclusive, non-sublicensable, royalty-free and revocable license to use its Background IP during the Term for the sole and unique purpose of performing its work under the Research Project.

11.2.	Project Intellectual Property: Each Party shall promptly disclose, in confidence any Project Intellectual Property to the other Party. Determination of inventorship of any Project Intellectual Property shall be made in accordance with the rules and principles of inventorship under United States patent law or such other United States law, e.g., copyright law, as applicable to the specific Intellectual Property. Title to any Project Intellectual Property conceived and reduced to practice or created, as applicable, solely by USC, including its Principal Investigator, other employees, agents or other Research Project personnel (each an “USC Inventor” and collectively “USC Inventors”) that is not an Improvement shall vest exclusively in USC (“USC Project Intellectual Property”). All USC’s interest in Improvements shall belong exclusively to Sponsor. At Sponsor's request and expense USC will assign to Sponsor all USC’s right, title andinterest in and to any such Improvement and as necessary, provide reasonable assistance to obtain patents, including causing the execution of any invention assignment or other documents.

11.3.	Joint Project Intellectual Property: In the event of any joint inventorship of any Project Intellectual Property, the rights of said invention shall belong jointly to USC and Sponsor, and, if the parties do not execute an exclusive license to USC’s rights of the Joint Project IP pursuant to Sponsor’s Option set forth in Section 12.1, the Parties shall enter into good faith negotiations regarding the licensing or maintenance and commercialization of said joint inventions as set out below in this Agreement. In the absence of the Parties entering into such an agreement, each Party may exploit or license its own interest in the Joint Project Intellectual Property without accounting to the other and either party may apply for patent protection, provided that all such applications must be in the name of both parties and the filing party will bear all costs and will include the non-filing party on all communications with the patent office(s).

11.4.	Assignment of Patent Rights to USC: Prior to any involvement of the beginning of their involvement in the Project, USC (with the assistance of the Principal Investigator) undertakes to obtain from all research team members an irrevocable undertaking of immediate and unconditional assignment of all their rights, titles and interests in and to any USC Project Intellectual Property and/or Joint Project Intellectual Property as it is developed, invented or created, to USC.

11.5.	Results: Results shall be owned by the Party or Parties that generate those Results. Each Party shall have the right and license to use the other Party’s Results for internal research and/or academic purposes and for obtaining funding for further research. In addition, Sponsor may use USC’s Results in support of government filings, including but not limited to patent filings related to the Patents and seeking approvals for marketing of a Project Compound; provided that USC makes no representations or warranties in connection with the Results, as provided in Section 14, and also makes no warranties of non-infringement of the USC Results.

12.       OPTION TO LICENSE USC PROJECT INTELLECTUAL PROPERTY

12.1.	Right to Negotiate Exclusive License. USC hereby grants Sponsor an exclusive time limited right to negotiate an exclusive, worldwide, royalty-bearing license to USC’s interest in USC Project Intellectual Property and/or Joint Project Intellectual Property in accordance with this Section 12 (“Option”). If Sponsor wishes to exercise its exclusive Option, it must notify USC in writing within sixty (60) days following USC’s written disclosure of USC Project Intellectual Property pursuant to Section 11 or either party’s disclosure of Joint Intellectual Property to the other party (“Election Period”). If Sponsor timely notifies USC that it wishes to exercise its Option, USC andSponsor will negotiate in good faith to finalize the terms of an exclusive license agreement within ninety (90) days after Sponsor’s notice (“Negotiation Period”). If Sponsor does not exercise its Option during the Election Period or the parties fail to finalize the terms of a license agreement prior to the end of the Negotiation Period, then USC shall be free to exploit or license its interests in the USC Project Intellectual Property or Joint Project Intellectual Property without further obligation to Sponsor.

12.2.	Joint Project Intellectual Property. If Sponsor does not license USC’s interests in any Joint Project Intellectual Property, the Parties shall negotiate in good faith the joint management of such Joint Project Intellectual Property, including the patenting and commercialization thereof, and the other terms provided for in Section 11.3.

12.3.	Patenting and Patent Expenses. USC shall have the sole right to file for patent protection covering USC Project Intellectual Property. In the event Sponsor requests that USC file a patent application on any USC Project Intellectual Property or in the event Sponsor exercises its Option as to specific USC Project Intellectual Property prior to USC filing a patent application on such Project Intellectual Property, the Parties shall cooperate in the preparation of the application, filing and prosecution of the application. In the foregoing situations or Sponsor shall be obligated, up until the end of the Negotiation Period, to pay within forty-five (45) days of invoice all patent expenses related to the filing of patent protection covering the applicable Project Intellectual Property. If Sponsor is delinquent in the payment of said patent expenses, USC may in its sole discretion upon ten (10) working day written notice to Sponsor, terminatenegotiations of any exclusive license under Section 12.1 and/or abandon or allow to lapse any patent application.

12.4.	No Rights Granted in Pre-existing or Other Intellectual Property. Nothing contained in this Agreement shall be deemed by implication, estoppel or otherwise to grant Sponsor any rights in any USC Background IP.

13.       COMPLIANCE WITH LAWS

13.1.	USC and Sponsor agree to abide by all applicable Federal, State, and local laws, rules, regulations, and ordinances in the performance of this Agreement.

14.       WARRANTY DISCLAIMER

14.1.	USC makes no warranties for any purpose whatsoever, express or implied, as to the Project or the Results of the Project, including the merchantability or fitness for a particular purpose of the Project or the Results of the Project under this Agreement.

14.2.	Sponsor agrees that it will not rely solely upon technical information provided by USC or the Principal Investigator in developing any invention or product, but will independently test, analyze and evaluate all inventions and products prior to manufacture and distribution of such inventions and products.

14.3.	Neither the Principal Investigator, Sponsor, or any other person is authorized to give any warranty in the name of or on behalf of USC.

15.       LIMITATION OF LIABILITY

15.1.	Notwithstanding anything to the contrary contained herein, to the maximum extent permitted by law, in no event will either party be responsible for any incidental, consequential, indirect, special, punitive, or exemplary damages of any kind, lost goodwill, lost profits, lost business or other indirect economic damages, whether such claim is based on contract, negligence, tort (including strict liability) or other legal theory, as a result of a breach of any warranty or any other term of this agreement, and regardless of whether a party was advised or had reason to know of the possibility of such damages in advance.

16.       INSURANCE AND INDEMNITY

16.1.	USC agrees to maintain adequate liability insurance, such protection being applicable to officers, employees and agents while acting within the scope of their employment by USC.

16.2.	Sponsor agrees to hold harmless, indemnify and defend USC, its trustees, officers, employees and agents from all liabilities, demands, damages, expenses and losses, including reasonable attorneys’ fees, arising out of (a) Sponsor’s breach under this Agreement,except to the extent such liabilities, demands, damages, expenses and losses are a result of USC’s gross negligence or willful misconduct, (b) Sponsor’s use of the results of the Project, or (c) Sponsor’s use, manufacture or sale of products or inventions made by use of the Results.

17.       CONFLICT OF INTEREST

17.1.	The Parties acknowledge that Dr. Papadopoulos, who is listed as the principal investigator of the Research Project, is a co-founder, Chairman of the Scientific Advisory Board and member of the Board of Directors of Sponsor with an equity interest in the Sponsor. This relationship has been disclosed by the Principal Investigator to necessary internal authorities at USC.

17.2.	The Parties also acknowledge that the Principal Investigator will be from time to time engaged in Sponsor’s activities such as scientific or investor presentations, press interviews etc.

18.       GOVERNING LAW

18.1.	Any disputes or claims arising under this Agreement shall be governed by the laws of Delaware applicable therein, without regard to conflicts of laws principles. The Parties hereby acknowledge that the Courts in Delaware, shall have exclusive and preferential jurisdiction to entertain any complaint, demand, claim or cause of action whatsoever arising out of this Agreement. The Parties hereby agree that if either of them commences any such legal proceedings, they will only be commenced in the Courts of the State of Delaware, USA, and hereby irrevocably submit to the exclusive jurisdiction of said Courts.

19.       FORCE MAJEURE

19.1.	USC or Sponsor shall not be considered to be in default or breach of this Agreement, and shall be excused from performance or liability for damages to any other party, if and to the extent it shall be delayed in or prevented from performing or carrying out any of the provisions of this Agreement, arising out of or from any act, omission, or circumstance by or in consequence of any act of God, labor disturbance, sabotage, failure of suppliers of materials, act of the public enemy, war, invasion, insurrection, riot, fire, storm, flood, ice, earthquake, explosion, epidemic or any other cause or causes beyond such Party’s reasonable control, including any curtailment, order, regulation, or restriction imposed by governmental, military or lawfully established civilian authorities. A Force Majeure event does not include an act of negligence or intentional wrongdoing by a Party. Any Party claiming a Force Majeure event shall use reasonable diligence to remove the condition that prevents performance and shall not be entitled to suspend performance of its obligations in any greater scope or for any longer duration than is required by the Force Majeure event. Each Party shall useits best efforts to mitigate the effects of such Force Majeure event, remedy its inability to perform, and resume full performance of its obligations hereunder.

20.       GENERAL PROVISIONS

20.1.	USC will function solely as an independent contractor under this Agreement and not as an agent, servant, employee, associate, joint venturer or partner of Sponsor, and nothing in this Agreement shall be deemed or construed to create the relationship of partnership or joint venture.

20.2.	This Agreement shall not create any rights or confer a benefit in favor of any person or entity not a party to this Agreement. This Agreement, and all rights and obligations hereunder, shall be binding on the parties hereto and their respective heirs, successors, licensees and permitted assigns.

20.3.	Neither party may assign, transfer or encumber its rights or obligations under this Agreement without the prior written consent of the other party hereto. Subject to the foregoing, this Agreement shall be binding on and inure to the benefit of the parties’ respective successors and assigns. Notwithstanding the foregoing, Sponsor may assign this Agreement, without the prior written consent of the other Party to any affiliates, related parties, to an entity that may be created by Sponsor for the purpose of further development of its inventions and its use and commercial exploitation or to a third party for development or commercialization of products or to a corporation to which it may transfer all or substantially all of its assets with respect to its pre-existing inventions, subject to obtaining a direct deed of undertaking from such corporation, affiliate, or other third party assignee addressed to USC agreeing to be bound unconditionally by all the terms and conditions of this Agreement.

20.4.	No failure or delay by either party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise of any right, power or privilege.

20.5.	Any notices given under this Agreement shall be in writing and delivered to the following addresses by return receipt mail, postage prepaid; by overnight courier service; or by facsimile transmission. Such notices shall be effective upon the third business day following mailing, if by mail; upon receipt, if by courier; or upon confirmation of successful transmission, if by facsimile.

USC:

University of Southern California,

Department of Contracts and Grants,

University Park Campus

3720 S. Flower Street, Third Floor

Los Angeles, CA 90089-0701

Phone: (213) 821-7134

Attention: Jean Chan, Associate Director

Sponsor: Acesis

BioMed US, Inc9233

Park Meadows

Drive Suite 108

Lone Tree, CO 80124 USA

www.acesisbio.com

20.6.	USC and Sponsor represent that they have the authority to enter into this Agreement and to perform their obligations hereunder, and the officer executing this Agreement is authorized to do so.

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[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date provided above in two or more counterparts, each as an original and all together as one instrument.

SPONSOR

By	/s/ Costas N. Karatzas
Name	Costas N. Karatzas, M.Sc., Ph.D.
Title	Co-founder & Chief Executive Officer

UNIVERSITY OF SOUTHERN CALIFORNIA

By	/s/ Jean Chan
Name:	Jean Chan
Title	Associate Director, Department of Contracts and Grants

PRINCIPAL INVESTIGATOR

I have read and understand my obligations under this Agreement.

By	/s/ Vassilios Papadopoulos
Name:	Vassilios Papadopoulos, D.Pharm., Ph.D.

EXHIBIT 1

“RESEARCH PROJECT”

Submitted to:	Acesis BioMed US, Inc
9233 Park Meadows
Drive Suite 108
Lone Tree, CO 80124
USA

Title: Assessment of bioactive peptides on male hypogonadism and associated diseases

Principal Investigator:	Vassilios Papadopoulos, D.Pharm., Ph.D.
John Stauffer Dean’s Chair in Pharmaceutical Sciences
Professor, Department of Pharmacology & Pharmaceutical Sciences
School of Pharmacy
University of Southern California
1985 Zonal Avenue
Los Angeles, California 90089-9121

SUMMARY & AIMS

Reduced serum levels of testosterone (T), a condition known as male hypogonadism, affect millions of men. Hypogonadism has been linked to several metabolic and quality-of-life changes including infertility, cardiovascular disease, decreased lean body mass, metabolic syndrome, decreased libido, and impaired sexual function. T is produced by Leydig cells and is under the control of pituitary LH. T replacement therapy (TRT) is used clinically to restore T levels. However, there have been reports of side-effects with TRT, making it desirable to develop additional strategies for increasing T. A particularly promising approach would be to develop the means to increase T production by the hypofunctional Leydig cells themselves. Cholesterol is the precursor of T and the entry of cholesterol into Leydig cell (LC) mitochondria is the rate- limiting step of steroidogenesis. VDAC1 is an outer mitochondrial protein, part of the protein complex that imports cholesterol. We previously reported that intratesticular administration of a 25 amino acid peptide, containing amino acids 159-172 of VDAC1 (TV159-172), increases circulating T levels. Based on the TV159-172 amino acid sequence we generated a family of peptides that increase circulating T levels in an animal model of subcutaneously delivery. We subsequently modified the identified core sequence to develop a first-in-class family of small peptide variants that can be administered orally and induce T formation in Brown-Norway rats, a model of late-onset hypogonadism. We ultimately selected RdVTQ as the leading VDAC1-core derivative to continue into pre-IND enabling studies to be performed by the Sponsor.

In Aim 1 of the proposed work, we will be assessing peptide bioactivity in normal and hypogonadal rat models. The peptide will be supplied by Sponsor, and it will be tested in vitro and in vivo for its bioactivity. An inactive peptide from the same sequence will be used as a control. The peptides will be tested on normal and hypogonadal rat models in vivo, ex vivo as well as on two LC models in vitro.

In Aim 2, we propose to assess the peptide effect on diseases linked to hypogonadism in males. Older men exhibit a higher prevalence of metabolic syndrome, obesity, diabetes mellitus, and other chronic health conditions that can cause hypogonadism. Similarly, these same co-morbidities predispose older men to a higher incidence of severe disease and mortality. These data suggest that low T in men could act as either a mediator or a confounder of the observed co-morbidities. We will focus on non-alcoholic fatty liver disease (NAFLD) and diabetes, two diseases linked to low T. We will test the effects of the bioactive peptide in inducing T in NAFLD and diabetes animal models.

In Aim 3, we will assess the effect of the peptide in a genetic model of hypogonadism (Klinefelter syndrome) using appropriate LC models.

RESEARCH STRATEGY

Background & Significance:

Testosterone (T), made by the Leydig cells (LCs) of the testis, drives the establishment and function of the male reproductive system from gestation to adulthood (1,2). T also exerts organizational and morphogenic effects on non-reproductive organs including the brain (1,2). During gestation, fetal LCs arise from mesenchymal precursors and produce high levels of T before acquiring luteinizing hormone (LH) receptors (2,3). T production declines with the loss of the fetal LCs, and then gradually increases to high levels with the development of adult LCs from stem cells (2,3).

Reduced T, or hypogonadism, is often accompanied by erectile dysfunction, decreased muscle mass, gynecomastia, osteoporosis, fatigue, mood changes, depression, metabolic syndrome, fatty liver disease and decreased libido (2,5,6). Primary hypogonadism is defined as reduced LC androgen production when LH levels have not changed or have increased. However, in most cases, hypogonadism is secondary; GnRH or LH levels are reduced and become inadequate to maintain T levels (4). In some men, there is a mix of central (hypothalamic and/or pituitary) and gonadal deficiencies (5-7). Reduced serum T is common among (i) subfertile and infertile young men, including most men diagnosed with idiopathic infertility (primary and secondary hypogonadism), (ii) aging men, because T levels decline at a rate of 0.4% to 2% per year starting at age 30 (mainly primary but occasionally secondary hypogonadism) (8-10)(1,3), (iii) men with orchitis and following trauma (injury to genitalia), torsion, surgery, chemotherapy, irradiation, and in response to some medications (acquired hypogonadism) (11,12). In addition to the above mentioned well-defined cases of male hypogonadism, a recent publication reported that T levels have been declining in adolescentand young adult men in recent decades (13). This is an alarming report with major implications about the health of these men as they grow older.

T replacement therapy (TRT) is currently the only approved therapy to treat hypogonadism. TRT involves the use of synthetic T analogs to improve the symptoms of patients (14-18). However, many side effects of TRT are reported which may include polycythemia (19,20), gynecomastia (21), and infertility (22). Additionally, cardiovascular concerns were raised in retrospective (23,24) and prospective (25) studies, although some studies showed no effects or even cardiovascular improvements (26,27). Concerns about TRT led the FDA to issue guidelines that aim to reduce the abuse of TRT, prescriptions for which have tripled in the past decade (28). Abuse of TRT is also a concern since its improper use may affect the hypothalamic-pituitary-gonadal (HPG) axis for up to 2-3 years and, in some cases, permanently (29,30). The FDA restricted the use of TRT to those individuals with a history of decreased T levels, excluding its use to counter T decreases related to physiological aging, and to Tdecreases resulting from unknown etiology (31,32). The FDA also called attention to cardiovascular concerns by mandating warning labels on TRT packaging - black box warning (33). The use of hCG (34-37), modulators of the estrogen receptor (ER) such as clomiphene citrate (38-41), and aromatase inhibitors (42,43) which block the conversion of T to estrogen, have been proposed as alternatives to TRT but are not currently endorsed by the FDA. Alternatives to current TRT methods clearly are desirable (44,45).

Low T, male hypogonadism, aging and comorbidities. The progressive decline in T with aging results in 20% to 50% of men over age 60 having significantly reduced T levels (10,46). Age-related decline in T, along with associated symptoms, is referred to as late-onset hypogonadism (LOH) (47,48). LOH is symptomatically characterized by loss of libido, erectile dysfunction, and loss of muscle mass, among other symptoms, as well as a greater likelihood of both metabolic syndrome and cardiovascular disease. Moreover, there is a significant interaction between low T levels and frailty (49) as well as mortality in older men (50), the later been more pronounced in older men with metabolic syndrome (51). Recently the concept of functional hypogonadism has emerged. This is defined and diagnosed as the coexistence of an androgen deficiency phenotype and low serum T concentrations occurring in the absence of both intrinsic structural deficiencies and/or pathological conditions that suppress the hypothalamic-pituitary- gonadal axis (52).

Older age as well as low T has also been associated with a host of co-morbidities. Older men exhibit higher prevalence of metabolic syndrome, obesity, diabetes mellitus, and other chronic health conditions that can cause hypogonadism (9). Similarly, these same co-morbidities predispose older men to a higher incidence of severe disease and mortality. As several studies have noted, a number of causes of hypogonadism in older men are modifiable and hypogonadism can be reversed with weight loss or better control of disease (53). Thus, low T levels in older men can be attributed not only to age, but also to the presence of co-existing co- morbidities and risk factors (4,9,54). However, a series of studies showed that androgen deprivation in prostate cancer patients induces components of the metabolic syndrome (55-57) and administration of T to hypogonadal men improves insulin resistance, obesity and dyslipidemia (50,58).

Taken together these data suggest that low T seen in aging men could act as either a mediator or simply a confounder of the observed co-morbidities.

Detailed knowledge of how T formation is regulated is essential for understanding the molecular bases of T decline, and how this might be reversed by pharmacological means to restore T production by LCs. The signal triggering adult LCs to produce T initiates in the hypothalamus with the release of GnRH into the hypophyseal portal circulation, driving gonadotropic cells in the anterior pituitary gland to release luteinizing hormone (LH) (59). In response to LH, cAMP stimulates the transport of free cholesterol from the plasma membrane and intracellular stores to mitochondria, and its subsequent transfer from the outer mitochondrial membrane (OMM) to the inner mitochondrial membrane (IMM), leading to steroidogenesis (60-62). The initial rapid response to LH and cAMP is mediated by hormone-sensitive protein synthesis, protein-protein interactions (PPIs), and organelle communications (61,63). Chronic stimulation by LH is required for optimal expression of steroidogenic enzymes leading to sustainable steroid formation (64). Cholesterol transport may occur through either a vesicular or non-vesicular transport pathway. There is evidence that vesicular transport occurs through increased association of mitochondria with the endoplasmic reticulum in LCs in response to hormone, mediated via AAA+ ATPase domain 3 (ATAD3) protein (65). It is also possible thatthe soluble N-ethylmaleimide-sensitive factor attachment receptor (SNARE) complexes facilitatethe delivery of cholesterol by promoting functional PPIs between lipid droplets and mitochondria (66). Indeed, strong inter-organelle interactions facilitate free cholesterol exchange in response to LH in LCs (63). The non-vesicular transport pathway may be mediated by proteins such asthe steroidogenic acute regulatory protein (STAR) (67). One of our major contributions to understanding steroidogenesis has been the elucidation of the Steroidogenic InteracTomE(SITE), a protein scaffold created by PPIs of cytosolic and mitochondrial proteins, mediating free cholesterol targeting to OMM (62,68). This protein complex is composed of the cytosolic proteins acyl-CoA binding domain-containing 1 (ACBDI, also known as diazepam binding inhibitor, DBI), and 3 ( ACBD3), the latter an A-kinase anchoring protein (AKAP), protein kinase A regulatory subunit I alpha (PKARIa), 14-3-3 adaptor proteins, STAR, and the outer/inner mitochondrial membrane contact site proteins translocator protein (TSPO), voltage-dependent anion channel (VDAC), ATAD3 and the IMM CYP11A1, the enzyme metabolizing cholesterol to pregnenolone. The assembly of SITE allows for the separation of the steroidogenic cholesterol pool from the structural membrane cholesterol and prevents unwanted crosstalk of cholesterol with other pathways, while optimizing substrate concentration and targeting to CYP11A1 (68). The rapid induction of STAR formation by LH and its subsequent targeting at SITE and insertion into OMM lead to accelerated cholesterol delivery to CYP11A1 (68,69). Pregnenolone is further metabolized to progesterone by 3β-hydroxysteroid dehydrogenase (3β-HSD), present in mitochondria but predominantly found in the endoplasmic reticulum (ER), and then by CYP17A1 and 17β-HSD3, found only in ER (64). Thus, cholesterol transfer is likely achieved through a hormone-dependent organelle communication network mediated by inter-organelle trafficking and PPIs, resulting in the efficient and timely delivery of cholesterol into mitochondria for steroid synthesis.

As with the steroidogenic enzymes, most of the proteins forming SITE are present in other hormone-dependent steroidogenic tissues, such as the adrenal. Inborn errors in steroid biosynthesis are generally linked to steroidogenic enzyme or STAR mutations that affect both adrenal and gonadal function. However, in the case of primary, secondary and aging-related hypogonadism, T formation is reduced while adrenal function remains intact, suggesting that there are testis-specific defects in steroid formation. It has been our hypothesis that LC-specific mechanisms and key PPIs are integrally involved in hormone-induced steroid formation by the testis, and that changes in these mechanisms and interactions explain the differences in steroid formation by LCs vs. adrenal cells, and by the LCs of eugonadal vs. young and aging hypogonadal testes.

Years of searching for the trigger of acute steroidogenesis and the identification of many mechanisms and proteins taking part in this process have led us to the discovery of specialized protein networks forming the SITE, a hormonally regulated multiprotein complex, driving the transfer of cholesterol from storage sites across membranes and aqueous spaces into the IMM. Understanding the organization and regulation of the SITE will explain differences in tissue specific rates of steroid formation, and thus facilitate the treatment of diseases involving altered steroid production. Indeed, it is now clear that, despite their perceived similarities, the adrenal and gonads present critical differences in the regulation of their respective steroidogenic pathways, that may be the key for developing tissue-specific therapies. One notable differenceis the extremely fast (min) response to ACTH in adrenal cells (fight-or-flight), compared to the slower response (hour) of LCs to LH. Some protein components of SITE, e.g. 14-3-3ε, are expressed at 10-fold higher levels in testis than adrenal (70). Taken together, these observations suggest that there are significant differences between the testis and adrenalsteroid production, in particular in the protein “players” involved in cholesterol transport. This conclusion is further supported by the observations of decline in T levels with aging (4-6,71) but no change in circulating cortisol levels (72-76).

VDAC _has been shown to associate with TSPO in mitochondria (77,78). VDAC is an OMM protein that functions as gatekeeper for the entry and exit of mitochondrial metabolites, thereby controlling crosstalk between mitochondria and the rest of the cell. Knocking down VDAC1, the major VDAC in MA-10 cells, resulted in significant decrease in hCG-induced progesterone production (68). Erastin, a drug targeting VDAC permeability, resulted in reduced steroidogenesis, confirming that VDAC is important for contact site formation and steroid biosynthesis (68).

The 14-3-3 family of proteins has been shown to mediate crosstalk among multiple protein networks (79). Proteomic analysis of proteins associated with mitochondria in control and hormone-treated MA-10 cells identified 14-3-3ψ in the cytoplasm and 14-3-3χ at the OMM (80,81). 14-3-3ε and γ were found to interact with STAR, TSPO and VDAC1 and to control the rate of cholesterol import. Two distinct but complementary mechanisms of action were identifiedfor 14- 3-3γ and e. Hormone treatment increases the levels of 14-3-3γ and alters its post-translational modifications, leading to the disruption of 14-3-3γ homodimers (82). STAR-14-3-3γ interactions are short-lived and delay the initiation of steroidogenesis, a process that may be required to prepare the steroidogenic machinery and make enough cholesterol substrate available. The details remain unknown. 14-3-3ε was found to interact with VDAC1 forming a scaffold that limits the availability of cholesterol for steroidogenesis (81). This interaction results in multiple downstream effects, including localization of 14-3-3ε to the mitochondria, negative regulation of steroidogenesis by buffering cholesterol import through intercalation betweenTSPO and VDAC1, and regulation of cholesterol and ligand binding to TSPO.

Genetic basis of hypogonadism. No common significant genetic bases for male hypogonadism have been identified. A series of genome-wide association studies (GWAS) identified three loci (SHBG at chromosome 17p13, FAM9B at Xp22, and JMJD1C at 10q21) for serum T levels in men (83,84). The observations that these loci are estimated to account onlyfor 5% of serum T levels (84) and that the genetic variants of SHBG (sex hormone-binding globulin) would affect the amounts of free T rather than T formation suggest that the genetic determinants of serum T play a minor role in male hypogonadism, including LOH. In addition, there is no evidence that the loci identified to be linked to serum T levels are associated with aging and, unlike other organs and diseases, no specific variants have been linked to male reproductive lifespan (85). Taken together these findings suggest that intrinsic factors and age- dependent changes in specific cellular and molecular mechanisms, rather than genetics, underline the molecular basis of male hypogonadism including LOH.

However, there are numerous diseases associated with male hypogonadism and linked to chromosomal and/or gene specific changes reported in OMIM (www.omim.org) database. Some examples include: Hypogonadotropic hypogonadism 7 without anosmia caused by homozygous or compound heterozygous mutation in the GNRHR gene (138850) on chromosome 4q13; Hypogonadotropic hypogonadism 24 without anosmia caused by homozygous or compound heterozygous mutation in the gene encoding the beta chain of follicle-stimulating hormone (FSHB; 136530) on chromosome 11p14; Woodhouse-Sakati syndrome (WDSKS) caused by homozygous mutation in the C2ORF37 gene (DCAF17; 612515) on chromosome 2q31; Malouf syndrome where dilated cardiomyopathy and hypergonadotropic hypogonadism caused by heterozygous mutation in the LMNA gene (150330) on chromosome 1q22; MEHMO syndrome (mental retardation, epileptic seizures, hypogonadism and hypogenitalism, microcephaly, and obesity) caused by hemizygous mutationin the EIF2S3 gene (300161) on chromosome Xp22; Boucher-Neuhauser syndrome (BNHS) caused by homozygous or compound heterozygous mutation in the PNPLA6 gene (603197) on chromosome 19p13; Prader-Willi syndrome (PWS), a contiguous gene syndrome resulting from deletion of the paternal copies of the imprinted SNRPN gene (182279), the NDN gene (602117),and possibly other genes within the chromosome region 15q11-q13.

Interestingly, in most of the identified syndromes low T is accompanied by a metabolic syndrome phenotype with one or all of its components such as hyperglycemia, diabetes,obesity, bone problems, cardiovascular diseases. In some cases, more specific traits are present such as retinopathies, psychiatric and neurological disorders. However, most of these syndromes are rare.

The most frequent male chromosomal disorder with a 0.2% incidence in the population is the Klinefelter syndrome where men are carrying one or more supernumerary X chromosomes (86-88). Men with this syndrome exhibit a clinical phenotype that includes numerous features such as gynecomastia, cognitive impairment, changed retina composition, disturbed bone metabolism, increased cardiovascular risks, and other metabolic disorders. However, there are two main features found consistently in all Klinefelter men, hypergonadotropic hypogonadism, that is, elevated gonadotropin but lowered testosterone serum levels, and azoospermia (86-89).

The proposed solution. While advancing our knowledge of PPIs involved in cholesterol transport and steroidogenesis, it became obvious that some of these proteins may serve as targets for pharmacological interventions allowing for the control of T formation and thus applications in male hypogonadism and diseases associated with hypogonadism in the male.

As discussed above, we identified the 14-3-3ε protein adaptor as a negative regulator of LC steroidogenesis. 14-3-3ε interacts with VDAC1 at OMM, limiting the availability of cholesterol for steroidogenesis. We showed that peptides that blocked 14-3-3ε-VDAC1 interactions induced steroid formation in vitro and in vivo, leading to increased serum T levels (81). We initially showed that a peptide composed of part of HIV transcription factor 1 (TAT; YGRKKRRQRRR) fused with the 14-3-3-binding motif on VDAC1 to the area around S135 (RVTQSNF; aminoacids 163- 169) ) (YGRKKRRQRRR -G-SKSRVTQSNFAVG), named TVS167, rescued intratesticular and serum T formation in adult male rats treated with the GnRH antagonist cetrorelix. The VDAC1 14-3-3ε binding motif that contains S167 has a 100% across-species homology, including human. Thus, it is highly probable that the identified bioactive peptide will also induce T formation in humans. In fact, surface mapping of 14-3-3ε indicated that TVS167 binds to the open structure of 14-3-3ε and blocks docking of 14-3-3ε to VDAC1 in all species (81). We reported that intratesticular administration of TVS167 increased circulating levels of T (90). TVS167 (renamed TV159-172) is a fusion peptide composed of a TAT-cell penetrating peptide, a glycine linker, TV159-162 induced T formation in a dose-dependent manner.

The peptide did not affect corticosterone production as expected since 14-3-3ε levels are extremely low in adrenal compared to testis (81). Based on the TV159-172 amino acid sequence we generated a family of peptides that increase circulating T levels in an animalmodel of subcutaneously delivery. This allowed us to study the interactions between TV159-172and the hypothalamus-pituitary-gonadal axis and identify the biologically active core of TV159- 172.

We characterized the minimum bioactive sequence contained in TV159-172 using progressive deletions. These experiments identified N163-166 (RVTQ) as the bioactive sequence. We used evolutionary biology theory and modifications to the core peptide during synthesis to generate a pool of candidate molecules. These candidate molecules were tested in Brown-Norway rats where various peptide modifications showed significant increases in circulating T levels two hours after administration. We ultimately identified four bioactive peptide derivatives that can be administered orally and characterized their pharmacokinetics. We have now developed a four amino acid peptide RdVTQ (ACE-167, “Sponsor Supplied Material”) as the leading VDAC1-core derivative, able to induce T but not corticosterone formation in rats in vivo (WO2020093142A1: Testosterone-inducing peptide compounds and associated combinations assigned to Acesis Biomed). The replacement of the natural L-valine to its mirror image non-natural D-valine was critical to increase resistance against degradation enzymes, thus increasing stability in vivo. In summary, we developed a first-in-class family of short peptides that increased specifically testosterone levels. This new class of small molecules can be used for the treatment of low T/hypogonadism and low T-associated diseases.

Proposed studies:

Aim 1. Peptide bioactivity testing in normal and hypogonadal rat models

As noted earlier RdVTQ is the first in class clinical candidate that will be moving into pre-IND enabling studies to be performed by a Clinical Research Organization contracted by ACESIS Biomed. The peptide will be manufactured in large quantities by an outside contractor, and it will be tested in vitro and in vivo for its bioactivity in our laboratory. An inactive peptide from the same sequence will be used as control and additional three peptides that have shown bioactivityand an appropriate pharmacokinetic profile will be used (if needed). The peptides will be tested on normal and hypogonadal rat models in vivo, ex vivo as well as on two LC models in vitro.

In vivo studies. Young adult (90 days old) Sprague-Dawley rats will be used for these experiments. This is the classical model used to study normal gonadal function in the male. A classic model of male hypogonadism is hypophysectomized Sprague-Dawley rats. Theseanimals will have the pituitary glands surgically removed one week before their arrival at our animal facility and will be given water supplemented with 5% glucose ad libitum. Normal and hypophysectomized Sprague-Dawley rats will be obtained from commercial sources. Peptides at various concentrations will be delivered orally via gavage to begin between 8:30-8:50 am with a 3-minute delay between each rat. Treatments will be done daily for one week. T levels will be measured 2 hours, 3 days and 7 days after treatment At the end of the treatment intratesticular T will be also measured and testes will be process by histochemistry for morphological analysis.

GnRH antagonists, e.g. Cetrorelix, induce chemical castration by removing LH signaling and blocking T production. Cetrorelix blocks LH release and T production in adult rats (70) and testicular infusion of the large precursor peptide TVS167 to the testes of Cetrorelix-treated rats increased T by 20-fold despite a lack of LH (70). These results suggested that our product peptide candidate could be a potential therapy for treating primary hypogonadism and for maintaining physiological T levels during situations, such as aging, without requiring exogenous administration of T. We will now use this animal model where the GnRH antagonist, Cetrorelix will be injected into adult Sprague-Dawley rats intraperitoneally (i.p.) at 0.4 mg/animal/day for 0- 4 days. The bioactive peptide will be delivered by gavage daily for a period of time up to one week. T levels will be measured 2 hours, 3 days and 7 days after treatment and T levels will be monitored. At the end of the treatment intratesticular T will be also measured and testes will be process by histochemistry for morphological analysis.

In addition, the Brown-Norway rat model will be used. The Brown Norway rat is an excellent model for male reproductive aging, in part because it exhibits primary hypogonadism (low T withnormal or elevated LH levels). Other rat strains, e.g. Sprague-Drawly rats, exhibit male reproductive aging primarily with secondary hypogonadism (low T, low LH, low GnRH). Mice models are unsuitable for a number of reasons, but primarily the fact that they have low levels ofandrogen binding protein and therefore the majority of T is free and active, unlike in rats and human (91). In this Aim, we will focus on recovering low T production using the identified bioactive peptide. Both young adult (4 mo), middle age (10-12 mo) and old (24 mo) Brown Norway rats will be used. These rat ages correspond to about 18 and >60 human years in terms of biological and social maturity (92,93). Most of the Brown Norway rats that we will require will be provided by the NIA Aged Rodent Colony or commercial sources. Treatments will be done daily for one week. T levels will be measured 2 hours, 3 days and 7 days after treatment. At the end intratesticular T will be also measured and testes will be process by histochemistry for morphological analysis.

Morphological studies and immunohistochemical studies will be performed on testis sections from the three animal models. The morphological studies aim to assess whetherspermatogenesis was affected by the treatment. The immunohistochemical studies usingantisera specific for 14-3-3ε, STAR and PKARIα and mitochondrial VDAC1, TSPO, ATAD3, andCYP11A1, will allow us to assess whether there are treatment- and age-dependent changes in their levels and subcellular distribution. Organelle specific markers will be also used to assess the subcellular localization of these proteins, such as MitoTracker and the OMM marker TOM20 for mitochondria (94), calreticulin for ER membranes, (65) acyl-coenzyme synthetase long-chain family member 4 (ACSL4) for mitochondria-associated membranes (MAMs) (65), perilipins 1 (PLIN1) and 2 (PLIN2) to identify lipid droplets (95) and peroxisomal biogenesis factor (PEX11) for peroxisomes (94).

Ex vivo organ culture. Normal, hypophysectomized and Cetrorelix-treated adult Sprague-Dawley rats will be dissected. Testes will be collected, weighed and decapsulated. A gentle mechanical disruption was performed, keeping the tubular structures intact. Testes will be cultured in DMEM/F12 media with or without increasing concentrations of the bioactive and inactive peptides and incubated for 90 min with or without hCG at 3.7% CO2 and 34°C. T levels will be measured by ELISA.

In vitro studies. To assess LC function in the various animal models, primary LCs will be isolated from adult male normal, Cetrorelix-treated and hypophysectomized Sprague-Dawley rats as well as from young and old Brown-Norway rats. LC will be isolated using Percoll gradientcentrifugation (96). The purity of LCs will be determined by staining cells for 3β-hydroxysteroid dehydrogenase (3β-HSD) activity (97). We will subsequently assess the ability of isolated LCsto respond to saturated amounts of LH or dbcAMP (1 mM). LCs will be incubated for up to 3 hours with or without LH (USDA-bLH-B-6; 0.1 ng/ml). T formation will be monitored by ELISA.

Human Leydig-like cells (hLLC). To confirm the efficacy of these peptides in a human LCs we will use human Leydig-like cells (hLLCs). LCs derive from mesenchymal cells of mesonephric origin. We have successfully induced the differentiation of human inducible pluripotent stem cells (hiPSCs) into T-forming human Leydig-like (hLLCs) (98). hLLCs expressed all steroidogenic genes and proteins that are important for T biosynthesis, synthesized T ratherthan cortisol, secreted steroids in response to dbcAMP, displayed ultrastructural features resembling LC, and contained VDAC1, TSPO, ACBD1, ACBD3, ATAD3, 14-3-3 proteins and cAMP-inducible STAR (98). These data demonstrated that under appropriate culture conditions hiPSCs can be driven to form T-forming LCs. Bioactive and inactive peptides will be tested on differentiated hLLCs for various time periods and at various concentrations in the presence and absence of hCG and T production will be monitored by ELISA.

Aim 2. Peptide testing in diseases linked to hypogonadism

As noted above older men exhibit higher prevalence of metabolic syndrome, obesity, diabetes mellitus, and other chronic health conditions that can cause hypogonadism (9). Similarly, these same co-morbidities predispose older men to a higher incidence of severe disease and mortality. As several studies have noted, a number of causes of hypogonadism in men are modifiable and hypogonadism can be reversed with weight loss or better control of disease (53).Thus, low T levels in older men can be attributed not only to age, but also to the presence of co-existing comorbidities and risk factors (4,9,54). However, a series of studies showed that androgen deprivation in prostate cancer patients induces components of the metabolic syndrome (55-57) and administration of T to hypogonadal men improves insulin resistance, obesity and dyslipidemia (50,58). Taken together these data suggest that low T in men could actas either a mediator or simply a confounder of the observed co-morbidities.

Non-alcoholic fatty liver disease (NAFLD) is a chronic clinicopathologic condition associated with significant lipid deposition in hepatocytes and an increased risk of severe liver injury (99-103). NAFLD encompasses a broad histological spectrum of stages ranging from simple steatosis (SS) without inflammation to non-alcoholic steatohepatitis (NASH) with inflammation and/or fibrosis, and eventually and irreversibly, cirrhosis and hepatocellular carcinoma (HCC) (104-106). In Western countries, NAFLD is one of the most prevalent chronic liver diseases (107-110). Currently, there is no curative drug treatment available for the advanced stages of NAFLD, except liver transplantation (111).

In men, an association of low serum testosterone levels with obesity and metabolic syndrome has been well established (112). Indeed, numerous studies have shown that low serum testosterone levels in men are associated with an increased risk of obesity, abdominal obesity, diabetes and metabolic syndrome (113-117) Visceral obesity can probably be considered a relevant cause of androgen deficiency but, at the same time, androgen deficiency could be a cause of obesity and insulin resistance, leading to metabolic syndrome and consequently establishing a vicious cycle. Increased visceral adipose tissue, which induces insulin resistance and plays a key role in the development of metabolic syndrome, has been established as a major risk factor for NAFLD (118,119). Interestingly, NAFLD has a male bias (120-123). Low serum testosterone levels are thus closely related with visceral adipose tissue accumulation andinsulin resistance (114,115), both of which are known to play important roles in the pathogenesis and prognosis of NAFLD (119). Interestingly, more recently a low serum total testosterone level was independently associated with NAFLD (124) suggesting that the association remains unchanged even after controlling for visceral adipose tissue and insulin resistance. The causal relationship between NAFLD and total serum T levels is unknown. However, TRT may reduce NAFLD in obese men (125,126).

A high-fat-fructose-cholesterol diet (HFFC, 40 kcal% fat (Primex or Palm oil), 20% kcal%fructose and 2% cholesterol) that does induce obesity and metabolic syndrome which is linkedto an underlying impairment of glucose and lipid metabolism in various organs, includingadipose tissue and the liver (104,107), both important risk factors for NAFLD (127,128). Treatment with HFFC results in the induction of SS and NASH phenotypes in the rat (129,130) and will be used to assess circulating T levels and the impact of treatment with the peptides of interest on the evolution of NAFLD.

We propose to assess NAFLD progression in animals fed with HFFC. Therefore, we willestablish two models: an SS model fed HFFC for 2 months (HFFC SS) and a NASH model fed HFFC for 6 months (HFFC NASH). This approach will allow us to assess the homeostatic function(s) of T and the peptides in SS and NASH separately. Peptides will be delivered by gavage daily starting at the second month for the SS model and third month of the NASHmodel. The hormonal profile of the animals (T and LH levels) as well as glucose levels will be determined.

Diabetes. One of the hallmarks of obesity in men is a reduction in serum T levels (58,131-135). Indeed, close to 50% of men with type 2 diabetes mellitus had reductions in total serum T levels (133,134). In terms of in vivo studies, we will use two animal models, the Streptozotocin (STZ)- induced diabetes mellitus rat and the Zucker diabetic fatty (ZDF) rat (Obese fa/fa) and the corresponding control ZDF rat (Lean fa/+) models.

First, we will inject rats with STZ at a dose of 60mg/kg intravenously. Three days post-STZ injection, we will measure their glucose levels and only the rats with 200mg/dL or higher will be considered diabetic (136). The sustained hypeglycemia will be confirmed by measuring the levels of glycated hemoglobin A1c (GHbA1c) and insulin C-peptide. The animals will be maintained for up to 8 weeks. If needed a long-acting insulin (3 IU/kg, s.c) will be administered twice in a week to diabetic rats to prevent mortality throughout the study. T levels will be monitored. Previous studies indicated that STZ-induced diabetes in the male results in reduction of circulating T levels (137-139). Indeed, T levels were reduced significantly starting the 4th week of diabetes and further reduced over time. This was due to the malfunction of LCsin the testis. We propose that starting as soon as diabetes is identified to treat the animals by gavage with the bioactive peptide for up to 8 weeks. Circulating T and gonadotropin levels will be monitored by ELISA every week. At the end of the treatment intratesticular T will be also measured and testes will be process by histochemistry for morphological analysis.

Zucker fatty (ZF) rats harbor a missense mutation (fatty, fa) in the leptin receptor gene (Lepr) and become obese at around 4 weeks of age. These rats are also hyperinsulinemic, hyperlipidemic, and hypertensive. ZDF rats derived from a mutation in the ZF rat strains exhibit less obesity than the ZF rats but have more severe insulin resistance, and they are widely used for T2D research (140). These animals are characterized by hyperinsulinemia at 8 weeks of age followed by decreased insulin levels and the development of signs of diabetic complications at 10 weeks (140).

ZFD rats and their lean counterparts will be obtained at 12 weeks of age from commercial sources and will be allowed to age for 10 weeks. At that time glucose levels will be measured, and animals will be treated by gavage with the bioactive peptide for up to 8 weeks. Circulating T and gonadotropin levels will be monitored by ELISA every week. At the end of the treatment intratesticular T will be also measured and testes will be process by histochemistry for morphological analysis.

Aim 3. Peptide testing in Klinefelter syndrome, a genetic model of hypogonadism

There are two main features found consistently in all Klinefelter men, hypergonadotropic hypogonadism, that is, elevated gonadotropin but lowered T serum levels, and azoospermia (86-89). Although there is a mouse model which upon successive breeding could generate 41,XXY males with a hypogonadal phenotype (141,142) unfortunately it does not completely represent the disease state and the molecular changes identified in somatic and germ cells of testes in Klinefelter patients (143). In a recent study, Botman and colleagues reported the generation and characterization of hiPSCs derived from a Klinefelter syndrome patient (47XXY) (144). They subsequently differentiated the 47XXY-iPSCs into germ cell lineage and compared them to normal 46XY-iPSCs. The authors observed that reduced ability of 47XXY-iPSCs to differentiate into germ cells likely due to increased cell death upon germ cell differentiation. We propose to differentiate the 47XXY-iPSCs to Leydig cells as we did for normal 47XY-iPSCs (98).47XXY-hLLCs will be characterized for their ability to form T and the effect of the bioactive peptide to induce T formation by these cells will be assessed using methods that as wepreviously reported (98).

Notes:

Peptides will be dissolved in molecular grade, sterile double distilled water to obtain a 1 mM stock solution and stored at -20oC. Peptides used for oral screenings will be prepared from 1mM peptide stock and diluted in sterile tap water in a total volume of 1 ml. Human chorionic gonadotropin (hCG, specific activity 6000 UI/ml) or LH (USDA-bLH-B-6; 0.1 ng/ml) will be used to assess LC function in vivo and in vitro, respectively.

Animals will be handled according to protocols approved by the USC Institutional Animal Care and Use Committee, which includes standard operation procedures for repetitive jugular collections. Plasma samples will be obtained via percutaneous jugular puncture and collected in EDTA KE/1.3 tubes. Collection of blood from cardiac puncture will be a terminal procedure.

For in vitro studies, approximately 1.0-1.5 million Leydig cells can be isolated from rat testes by Percoll gradient centrifugation at >90% purity. Thus, to perform rat Leydig cell culture studies, around 5-10 million cells (7 rats) are needed per experiment.

For in vivo studies the biostatisticians recommended the use of 5 to 8 animals per treatment/condition to detect a 25% effect, assuming a desired significance level of 0.05 and a desired power of 0.9. Because some of the endpoints measured (e.g. hormones) may need higher numbers of animals than others, we believe that it will be safer to plan for 1 or 2 extra animals per group. Therefore, we decided to use 8 animals per experimental group for these studies. Animals will be euthanized, and testes, adrenals, serum and plasma will be collected. First, we will measure serum T and plasma LH levels by ELISA to confirm previous studies on the age-dependent decline in T production at unchanging LH levels (145,146). For intratesticular T measurements, the tunica of the testes will be punctured (27g needle) 3 to 4 times opposite the rete testis and interstitial fluid will be collected by centrifugation. All proposed methods, including tissue processing and histochemistry, cell isolation, cell differentiation, hormone measurements, glucose measurements, etc., are well-established in our laboratory (68,70,78,81,96,98,147-155).

GraphPad Prism (GraphPad Software, La Jolla, CA) and Excel 2006 (Microsoft Corporation, Redmond, WA) will be used to generate graphs, heatmap, curve fitting, and statistical analysis. ANOVA or a one-tail t-test was used to determine significant changes. Data will be presented as mean ± standard deviation unless otherwise specified.

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“Project Compound”

Description:

ACE-167 (RdVTQ) compound is covered in patent application WO2020093142A1 (Testosterone-inducing peptide compounds and associated combinations) owned by Acesis Biomed. Material will be supplied by Sponsor free of charge to Dr Papadopoulos for the purposeof the Research Project described herein.

EXHIBIT 2

BUDGET

EXHIBIT 3

OVERALL TIMELINES